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                                               Filed by Spieker Properties, Inc.
                                                  pursuant to Rule 425 under the
                             Securities Act of 1933 and deemed filed pursuant to
                           Rule 14a-12 under the Securities Exchange Act of 1934
                                       Subject Company: Spieker Properties, Inc.
                                                                File No. 1-12528


The following communication was distributed to employees of Spieker Properties, Inc. on March 22, 2001.

TRANSITION ...

A COMMUNICATION FOR SPIEKER EMPLOYEES AS WE MERGE WITH EQUITY OFFICE.


WHEN WILL WE KNOW WHAT'S HAPPENING WITH OUR JOBS? HOW WILL THIS INFORMATION BE COMMUNICATED TO US?

As we shared in the last issue, we anticipate that by April 16, most employees (e.g., field) will know whether their jobs will be retained post-merger integration. It will be April 30 for employees in Menlo Services.

All employees will receive a letter notifying them of their employment decision. Once the letters have been distributed, employees will have the opportunity to have a conversation with Equity Office and/or Spieker management regarding these decisions.

For those employees whose employment will end, the letter will outline their severance package and their anticipated out date. The majority of out dates will be at or after the merger closing date. For those employees whose employment will continue, the letter will confirm the details of their ongoing employment with Equity Office.

All employees will have the opportunity for a follow-up meeting with their Spieker manager and/or a member of Equity Office's team to ensure they understand the details of their particular situation and what options they have going forward.

WILL EQUITY OFFICE PROVIDE JOB DESCRIPTIONS SO WE KNOW MORE ABOUT THE POSITIONS WE MAY BE OFFERED, AS WELL AS BE ABLE TO GAUGE WHAT OUR EQUITY OFFICE CAREER TRACK LOOKS LIKE?

Equity Office will prepare generic job summaries, which we will post on SPOCK by the end of March.

IF I AM OFFERED CONTINUING EMPLOYMENT WITH EQUITY OFFICE, WILL IT BE THE SAME AS MY POSITION WITH SPIEKER AT THE SAME RATE OF PAY?

Employees who are offered continuing employment with Equity Office may have changes in their roles and responsibilities. In the vast majority of cases, your total annual compensation opportunity is expected to be substantially the same as your total annual compensation opportunity at Spieker.

IF I AM OFFERED CONTINUING EMPLOYMENT WITH EQUITY OFFICE, WHEN DO I NEED TO LET THEM KNOW WHAT I INTEND TO DO?

Given that we anticipate the majority of employees will choose to continue employment with Equity Office, it is appropriate to confirm your intentions within a week of receiving the offer of continuing employment.

IF I AM OFFERED CONTINUING EMPLOYMENT WITH EQUITY OFFICE, BUT IN ANOTHER GEOGRAPHICAL AREA, WHAT IS THE MAXIMUM NUMBER OF MILES THEY WOULD ASK ME TO GO?

If an offer is made that would require an additional commute of 20 or more miles, you may elect to decline the offer and still receive the severance package.

IF I AM NOT OFFERED CONTINUING EMPLOYMENT WITH EQUITY OFFICE, OR IF I DECLINE THEIR OFFER BUT STAY UNTIL THE MERGER CLOSES, WILL I BE ABLE TO TAKE TIME OFF TO INTERVIEW?

Yes, you will be able to take time to interview. We ask that you first obtain your manager's approval to ensure that there is adequate coverage in the office and that our regular business is not interrupted. You also may use your accrued personal time should you need more time.

As a reminder, you do need to stay until your designated out date to be eligible for severance.

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WILL SOME SPIEKER EMPLOYEES IN "MISSION CRITICAL" POSITIONS STAY ON WITH EQUITY
OFFICE TEMPORARILY AFTER THE MERGER CLOSES? DO THEY BECOME EQUITY OFFICE EMPLOYEES FOR THAT SHORT PERIOD OF TIME AND HAVE THEIR BENEFITS TRANSFER OVER TO EQUITY OFFICE?

Yes, there will be some people who will be needed for a transition period post-close. They will become Equity Office employees from post-close through their respective out dates.

IF I AM ON MATERNITY LEAVE DURING THE TRANSITION AND CLOSE, WILL I STILL RECEIVE A SEVERANCE PACKAGE?

Yes, if you are not offered continuing employment with Equity Office, you will be treated equally to any other employee who is not offered continuing employment.

ARE WE ABLE TO HIRE NEW SPIEKER EMPLOYEES BEFORE THE CLOSE OF THE MERGER IF WE NEED THEM?

We anticipate there will be few employees hired between now and the merger close. However, if there is a compelling business need, managers should discuss this with Spieker and Equity Office management.

WHAT HAPPENS TO MY ACCRUED VACATION AND SICK TIME?

Those employees continuing on as Equity Office employees, whether on a regular basis or just through a transition period, will have their accrued but unused vacation time rolled over into a "grandfathered" vacation bank, which means the vacation time "moves" with the employee so they can still use that time. Accrued but unused sick time will be rolled over into a grandfathered sick bank.

Employees whose jobs will end either at the close or post-close will be paid for any remaining unused vacation time on their last check. There is no payment, however, for unused sick days.

ABOUT OPTIONS

The following represents the current intention of Equity Office and Spieker regarding the treatment of Spieker stock options in the proposed merger. This treatment could change. If it does, we will provide you with additional information at that time.

WHAT HAPPENS TO MY SPIEKER STOCK OPTIONS AS A RESULT OF THE MERGER?

For Spieker employees who hold Spieker options, your stock options will vest in connection with the merger in accordance with the terms of the plans and agreements pursuant to which they were issued, and in any event no later than immediately prior to the date on which the merger occurs ("new vesting time").

At this time, we do not have an exact date for the closing of the merger.

At the close of the merger, all outstanding Spieker stock options will be converted into fully vested options on Equity Office common shares. Your Equity Office options will have the same terms and conditions as your current Spieker options (other than the exercise price and the number of shares subject to the options, which will change as described below).

If you are continuing employment with Equity Office, you may

>>   choose to do nothing,

OR

>>   choose to cash out (see below).

If you are not continuing on with Equity Office, you may

>> choose to do nothing; however you will then have only up until the last day of the third month after your last day of employment to exercise your options,

OR

>>   choose to cash out (see below).


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HOW ARE THE CONVERTED OPTIONS CALCULATED?

For each Spieker option you hold at the closing of the merger, you will receive an Equity Office "Conversion Option", based on an exchange ratio of 1 to
1.94462. The Conversion Option will be an option to purchase Equity Office common shares, which will have the same terms and conditions as your Spieker options, the only difference being the change in the number of options, and correspondingly, the change in the exercise price (see example below), and the fact that your options are now fully vested.

Example:

Number of Equity Office options under conversion option =
Number of options under converted Spieker option multiplied by 1.94462

So, if you hold an option to purchase 100 shares of Spieker stock it would convert to 194 options, or 100 x 1.94462.

Exercise price of Conversion Option per Equity Office share =
Exercise price under converted Spieker option divided by 1.94462

So, if your exercise price on options to purchase Spieker shares was $40, it would convert to an exercise price of $20.57 per share, or $40/1.94462.

WHAT IS THE "EXERCISE PRICE"?

The "Exercise Price" (may also be referred to as the "Option Price" or "Grant Price") represents the fair market value of Spieker stock on the date the stock option was granted. It is the fixed price at which an employee may exercise the stock option and purchase the underlying share of stock.

IS THIS CONVERSION FROM SPIEKER OPTIONS TO EQUITY OFFICE OPTIONS A TAXABLE
EVENT?

No.

WHAT IF I WANT TO CASH OUT OF MY OPTIONS? HOW DOES THIS HAPPEN?

If you choose to cash out, you will have the choice to tender your Conversion Options after commencement of the tender offer until the expiration of the tender offer, which will not expire until at least two business days after the closing of the merger. To "tender your Conversion Options" means you are offering your Conversion Options for sale, in which case, you will "cash out" or sell your options.

You will soon receive tender offer documents from Equity Office. If you want to tender your Conversion Options, you must return these documents to Equity Office before the expiration date of the tender offer, which will be at least two business days after the closing of the merger. Promptly following the closing of the tender offer, you will be paid in cash for each option the amount equal to the excess of $58.50 over the per share exercise price of that option, less applicable withholding taxes.

Example:

You hold options to purchase 100 shares of Spieker stock at an exercise price of $40 per share. Equity Office has agreed to pay shareholders $58.50 for each share of Spieker stock.

So, $58.50 minus $40 equals $18.50, multiplied by 100, equals $1,850.

IS THIS A TAXABLE EVENT?

Yes. The cash payment is considered ordinary income and will be subject to all applicable withholding taxes.

WHAT IF I EXERCISE MY STOCK OPTIONS BEFORE THE EFFECTIVE TIME?

You may exercise your vested stock options before the new vesting time, but note that not all of your options will necessarily be fully vested prior to the new vesting time.

If you choose to exercise your options, you will realize ordinary income equal to the "spread," which is the difference between the exercise


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price of your stock options and the per share fair market value of Spieker common stock on the date of exercise multiplied by the number of options you exercise. The spread is ordinary income subject to any federal, state, and local income taxes, as well as Medicare taxes.

HOW DO I MAKE THE RIGHT DECISION ABOUT CONVERTING OR CASHING OUT?

You should consult a tax and/or financial advisor to determine which alternative would produce the best results for you under your personal tax and financial circumstances.

WILL SPIEKER GRANT US ANY MORE OPTIONS THIS SUMMER (SINCE THAT USUALLY HAPPENS IN THE JUNE/JULY TIMEFRAME)?

No, Spieker will not be granting any more options.

WHAT WILL HAPPEN WITH MY 401(K) MONEY?

Your 401(k) plan will continue under its current terms at least until the closing of the transaction. Equity Office's current intention is to merge the Spieker 401(k) plan into the Equity Office plan as soon as it is possible following the closing. All of Spieker's employer contributions to your account to date will automatically vest upon the closing.

If you are not continuing employment with Equity Office, a distribution will be available from the Spieker 401(k) plan. If your vested account balance is $5,000 or less, your account balance automatically will be distributed to you as soon as practicable after your termination, generally within 30 days of your termination date. The distribution can be rolled into a new employer's 401(k) plan or into an IRA. If your vested account balance is over $5,000, you can leave your money in the Equity Office's 401(k) plan and elect a distribution or rollover at any later time prior to normal retirement age. More details will be provided on your out date.

--------------------------------------------------------------------------------
THE FOLLOWING LEGEND IS REQUIRED BY SEC REGULATIONS TO APPEAR ON ALL WRITTEN COMMUNICATIONS RELATING TO THE MERGER:

Investors are urged to read the joint proxy statement/prospectus regarding the merger when it becomes available because it will contain important information. Investors may obtain a free copy of the joint proxy statement/prospectus (when it is available) at the SEC's web site at www.sec.gov. The joint proxy statement/prospectus may also be obtained for free by directing a request to Spieker Properties, Inc., 2180 Sand Hill Road, Suite 200, Menlo Park, CA, 94025, attention: Corporate Secretary, telephone: (650) 854-5600.

Pursuant to Instruction 3 to Item 4 of Schedule 14A, the participants in this solicitation also include Spieker Properties, Inc. and its directors, as follows: Warren E. Spieker, Jr. (Chairman of the Board), John K. French (Vice Chairman of the Board), Dennis E. Singleton (Vice Chairman of the Board), Richard J. Bertero (director), Harold M. Messmer, Jr. (director), David M. Petrone (director) and William S. Thompson, Jr. (director). As of the date of this communication, none of the foregoing participants beneficially owned in excess of 1% of the outstanding shares of common stock of Spieker Properties, Inc., except for Warren E. Spieker, Jr., John K. French and Dennis E. Singleton, who may be deemed to beneficially own approximately 4.9%, 1.5% and 1.6% of the outstanding shares of common stock of Spieker Properties, Inc., respectively, (giving effect to stock options and units of limited partnership interest in Spieker Properties, L.P. held by each of them).
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